UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): January 17, 2025

LEGION M ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Address of principal executive offices, including zip code)

833-534-4666

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

(a)	Resignation of Independent Accounting Firm

On January 17, 2025, Legion M Entertainment, Inc. (the “Company”) informed its previous auditing accountant, Artesian CPA LLC (“Artesian”), that it would not be renewing its services as the Company’s independent accounting firm.

Artesian’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2023 and December 31, 2022 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Artesian on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Artesian’s satisfaction, would have caused Artesian to make reference to the matter in their report. During the fiscal years ended December 31, 2023 and December 31, 2022 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Artesian with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not McNamara agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Artesian’s letter, dated April 25, 2025, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b)	Appointment of Independent Accounting Firm

On January 17, 2025 the Company approved the appointment of dbbmckennon (“dbb”)as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with dbb regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that dbb concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Index to Exhibits

(d) Exhibits

The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit No.	Description
9.1	Letter to Securities and Exchange Commission from Artesian CPA, LLC dated April 25, 2025

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGION M ENTERTAINMENT, INC.

By:	/s/ Paul Scanlan
Name:	Paul Scanlan
Title:	Chief Executive Officer

Dated: April 25, 2025

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